SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 28)1

INVACARE CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

461203 10 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 461203 10 1	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS A. Malachi Mixon, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,151,499
	6.	SHARED VOTING POWER 140,687
	7.	SOLE DISPOSITIVE POWER 1,151,499
	8.	SHARED DISPOSITIVE POWER 860,320
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,819
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Invacare Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Invacare Way, Elyria, Ohio 44035

Item 2(a).	Name of Person Filing:

A. Malachi Mixon, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Invacare Way, Elyria, Ohio 44035

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

461203 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13-d-1(b)(1))(ii)(E);

(f)	☐	An employee benefit plan or endowment fund; in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,011,819 (1) (2) (3) (4)

(b)	Percent of class:

6.4%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,151,499 (1)

(ii) Shared power to vote or to direct the vote 140,687 (2)

(iii) Sole power to dispose or to direct the disposition of 1,151,499 (1)

(iv) Shared power to dispose or to direct the disposition of 860,320 (2)(3)(4)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see §240.13d-3(d)(1).

(1)	Includes (a) 274,635 Common Shares, (b) 65,464 Class B Common Shares and (c) 811,400 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

(2)	Includes (a) 18,963 Common Shares owned by the Trustee for the Invacare Retirement Savings Plan, (b) 40,819 Common Shares owned of record by the reporting person’s spouse and (c) 80,905 Class B Common Shares owned of record by the reporting person’s spouse. Each Class B Common Share is convertible at any time into one Common Share. The reporting person disclaims beneficial ownership of the shares owned of record by the reporting person’s spouse.

(3)	Includes (a) 46,322 Common Shares owned by the trustee for the 2009 grantor retained annuity trust created by the reporting person, (b) 46,322 Common Shares owned by the trustee for the 2009 grantor retained annuity trust created by the reporting person’s spouse, (c) 39,025 Class B Common Shares owned by the trustee for the 2011 grantor retained annuity trust created by the reporting person’s spouse, (d) 293,982 Class B Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person, (e) 69,446 Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person’s spouse, and (f) 224,536 Class B Common Shares owned by the trustee for the 2012 grantor retained annuity trust created by the reporting person’s spouse. Each Class B Common Share is convertible at any time into one Common Share. The reporting person disclaims beneficial ownership of the shares held by the grantor retained annuity trusts created by the reporting person’s spouse.

(4)	Assumes conversion of all Class B Common Shares beneficially owned by the reporting person into Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
(Date)

/s/ A. Malachi Mixon, III
(Signature)

A. Malachi Mixon, III
(Name/Title)